

Mail Stop 7010

January 2, 2008

By U.S. Mail and Facsimile

Ms. Alice Hwang
Chief Executive Officer
Nano Superlattice Technology, Inc.
No. 666, Jhensing Road
Gueishan Township, Taoyuan County 333
Taiwan, ROC

> **Re:** **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2007**
> **File No. 000-50177**

Dear Ms. Hwang:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief